

Annual Report
2018

Annual Report 2018

Throughout this document, mentions of Leo Aerospace refer to Leo Aerospace, Inc. a corporation formed on December 16, 2017 in Delaware (the "Company"). The Company's physical address is 1320 W. El Segundo Blvd., Gardena, CA 90247.

You may contact the Company by emailing contact@leoaerospace.com. This annual report is posted on the Company's web site, https://www.leoaerospace.com/netcapital. The Company may provide additional, occasional updates to investors via Netcapital.com.

This document was prepared with the help of Netcapital Systems, LLC ("Netcapital"). Netcapital has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Netcapital nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Leo Aerospace, Inc. ("Leo Aerospace" or "Company") is a corporation formed on December 16, 2017, in Delaware. The Company's physical address is 1320 W. El Segundo Blvd., Gardena, CA 90247. The Company's web site may be accessed at https://www.leoaerospace.com/.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Dane Rudy

Board positions with Leo Aerospace

Dates	Position	Principal occupation
10/2017- Current	President	Chief Executive Officer

Positions with Leo Aerospace

Dates	Position	Responsibilities
03/2018- Current	Chief Executive Officer	Raising capital, business development, and external relations.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
12/2018- Present	Evolve Biomechanics Inc.	*Title:* Adviser *Principal Business:* Biomechanics *Responsibilities:* Advising founder and CEO Justin Markel
05/2017- 01/2018	Northrop Grumman Corporation	*Title:* Vehicle Engineer *Principle Business:* Aerospace Defense and Technology *Responsibilities:* Technology development for next generation satellite integration facilities.

Bryce Prior

Board positions with Leo Aerospace

Dates	Position	Principal Occupation
10/2017- Current	Secretary/Treasurer	Operations and Strategy

Positions with Leo Aerospace

Dates	Position	Responsibilities
10/2017- Current	Operations and Strategy	Hiring, finances, and test procedures.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
01/2016- 03/2016	German Aerospace Center	*Title:* Intern *Principal Business*: Aerospace, Energy and Transportation Research

		Responsibilities: Infrared analysis for flow dynamics on aircraft.
08/2017- 01/2018	Northrop Grumman Corporation	*Title:* Propulsion Engineer *Principle Business:* Aerospace Defense and Technology *Responsibilities:* Integrate and test propulsion systems for JWST.

Andrew Sherman

Board positions with Leo Aerospace

Dates	Position	Principal occupation
10/2019- Current	Board Member	Vehicle Engineering

Positions with Leo Aerospace

Dates	Position	Responsibilities
10/2017- Current	Vehicle Engineering	Supply chain, procurement; design, analysis and testing of rocket systems.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
05/2017- 07/2017	Northrop Grumman	*Title:* Intern *Principal Business:* Aerospace Defense and Technology *Responsibilities:* Developed power thermal management system for next generation fighters.

Abishek Murali

Board positions with Leo Aerospace

Dates	Position	Principal occupation
10/2019- Current	Board Member	Mission Engineering

Positions with Leo Aerospace

Dates	Position	Principal occupation
10/2017- Current	Mission Engineering	Mission design, regulatory affairs, avionics and flight software

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
05/2016- 08/2016	ATA Engineering	*Title:* Intern *Principal Business:* Engineering Service *Responsibilities:* Developed structural and thermal analysis tools.
05/2017- 08/2017	Stinger Ghaffarian Technologies	*Title:* Intern *Principle Business:* Engineering Service Solutions *Responsibilities:* Develop and test flight dynamics software for NASA's SLS vehicle.

Mike Hepfer

Board positions with Leo Aerospace

Dates	Position	Principal occupation
10/2019- Current	Board Member	Product Engineer

Positions with Leo Aerospace

Dates	Position	Principal occupation
10/2017- Current	Product Engineer	Production, design for manufacturing.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
06/2016- 08/2016	Ugo Smoothie	*Title:* Mechanical Design Intern *Principal Business:* Automated food processing. *Responsibilities:* Designed and manufactured automated food-grade equipment.
05/2017- 08/2017	JR Automation	*Title:* Mechanical Engineering Intern Principle Business: Technology Solutions *Responsibilities:* Designed and manufactured complex automated manufacturing systems.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

No individual is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities. The five founders/board members collectively own 5,400,000 shares or 94.75% of the Company.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Leo Aerospace is developing a dedicated launch service to place microsatellites into low earth orbit. After licensing the vehicle through the FAA, commercial operations are expected to begin in 2022.

The emerging microsatellite ecosystem is hindered by a single outstanding problem: Access to space. To address this problem and realize the incredible potential in this market, Leo Aerospace is developing a rockoon: a rocket launched from a high-altitude balloon. The current launch model for microsatellite developers requires them to "ride share" with large satellites (such as government payloads or GPS satellites) on larger rockets. When ride sharing, small satellite "secondary payloads" do not receive any form of priority treatment from the launch provider. Orbital destinations and launch dates are set by the primary payload. As a result, small satellite developers are beholden to the whims of primary payload developers. This means that launch date slips, technology restrictions, and other technical complications are all routine hassles for small satellite developers and currently must be accepted as a fact of life. In speaking with over 160 board members, engineers, executives, and launch procurement managers we discovered that these issues not only limit the capabilities of small satellite developers, but can lead to devastating business consequences.

Leo Aerospace is developing a solution to the microsatellite launch problem. Our core technology is a rockoon—a rocket launch from a high-altitude balloon. By taking advantage of such a technology, we are able to tailor our launch vehicle and its operational capabilities to the exact needs of microsatellite developers. By reducing cost to orbit, lead-time before launch, and turn-around-time between launches, Leo Aerospace can deliver the operational capabilities to microsatellites that have previously been unavailable. The technology that drives Leo Aerospace began as an academic project at Purdue University. After two years of analysis and hardware de-risking, the technology was ready to evaluate from a commercialization standpoint. We conducted intense customer discovery and market validation through the National Science Foundation I-corps program. Working with an incredible mentorship team we solidified our understanding of the emerging small-satellite ecosystem.

While we are proud of our diverse engineering base, Leo pulls on the mentorship of various successful entrepreneurs, corporate executives, businessmen and women, and engineers as well as the technical leadership of our esteemed advisor Dan Dumbacher.

5. How many employees does the Company currently have? (§ 227.201(e))

5

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. Space and Defense is by nature an industry that requires large amounts of capital and longer time frames. Despite this, the reward can be enormous as seen in the ever growing industry.
2. If the Company is unable to raise additional capital on acceptable terms, it may be unable to complete planned prototypes, testing etc. or obtain necessary regulatory approvals or commercialize its products.
3. The Company will require substantial future capital in order to continue to conduct the research, development, and regulatory activities necessary to bring the product to market. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital

required to complete product development, obtain regulatory approvals, or establish sales, marketing and manufacturing capabilities.

4. We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our intellectual property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable.

5. The Company is faced with all of the risks associated with a company in the early stages of development. In addition, the Company's business is subject to numerous risks associated with a new company engaged in the production of aerospace products. Such risks include, among other things, competition from well-established and well-capitalized companies, and unanticipated development difficulties and risks associated with the need for regulatory approval from relevant regulatory bodies around the world.

6. Because the Company is focused on product development, the Company has not generated any product revenues to date. The Company has incurred losses and expects to continue to incur losses for the foreseeable future.

7. The process of developing the Company's products requires significant research and laboratory testing, launch licensing, and regulatory approvals, each of which is costly and does not result in revenues or profits. There can be no assurance that the Company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.

8. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

9. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stages of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

10. Your investment could be illiquid for a long time or may never become liquid. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the shares or units you receive in the Netcapital offering. More importantly, there is no regular, established market for these shares or units and there may never be one. As a result, if you decide to sell these units in the future, you may not be able to find a buyer. While Netcapital currently offers a secondary transfer platform that may permit you to sell your shares to eligible buyers, there is no guarantee that you either will be able to sell your shares or units or sell them at prices that you may consider attractive or that this secondary trading platform will continue to be operated by Netcapital. It is possible that the Company could be acquired at some point in the future or could conduct one or more offerings, public or private, that might provide liquidity to you. However, that may never happen or it may happen at a price that results in you losing money on this investment.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of securities of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	10,000,000	5,699,274	Yes	N/A

On February 25, 2019, the company conducted a 6:1 forward stock split.

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holders of a majority of the voting rights in the Company, the officers of the Company listed above in response to Item 3 collectively own a majority of the shares of the company and, in such, may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of you investment in the securities that you purchase, and you may never see positive return.

The founders may elect to raise additional outside capital, authorize more shares of the company, create a debt offering, or close the business if circumstances arise that would necessitate such a step.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

A valuation has not been conducted since the Netcapital offering. Our valuation during our Netcapital offering was based off market research. A 409A valuation is expected to be conducted by a third party after a Seed funding round to establish the price for an options pool.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties; and a description of (portions of § 227.201(m))

Those investors who purchased common stock through Netcapital have a minority ownership in Leo Aerospace and are subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Not applicable.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
01/2018	Common Stock	$221,462.76	Reg. CF Section 4(a)(6)	Support the team and continue detailed analysis and prototyping.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the Company; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

No such transactions have occurred or are currently proposed.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For Companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, Companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the Company in this question refers to the Company and its predecessors, if any. (§ 227.201(s))

2017 Financial Update:

In 2017, Leo Aerospace LLC was funded by founders' contributions and grant income. In 2017, Leo Aerospace had less than $10,000 in assets. No founders were working full time for Leo Aerospace and no wages were paid to founders. Financial documentation reflects that there were very few expenses for the company. There was not any revenue for Leo Aerospace LLC in 2017.

2018 Financial Update:

In 2018, Leo Aerospace LLC converted into Leo Aerospace, Inc.

In 2018, Leo Aerospace did not generate any revenue. Leo Aerospace received approximately $308,000 in funding (~$42,000 in grants, ~$210,000 raised through NetCapital, and ~$56,000 from the Startmate accelerator program funded by Blackbird VC). In December of 2018, Leo Aerospace signed a term sheet with Plug and Play, a West Coast venture capital firm for $90,000; however, the funds were not received until 2019.

No revenue was generated by operating activities in 2018.

About ~$100,000 was spent from June through December of 2018 on materials, supplies, and equipment required for the development of a small scale prototype. This prototype was tested and flown in Q4 2018, culminating in a large launch test on December 16. The rest of the funds spent in 2018, approximately ~$178,000, paid for travel expenses, industrial warehouse space (for prototype and R&D work), payroll (starting in August), legal and accounting services, and miscellaneous company expenses.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Leo Aerospace has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Leo Aerospace will file a report electronically with the SEC annually and post the report on its web site (https://www.leoaerospace.com/netcapital) no later than 120 days after the end of each fiscal year covered by the report.

Financial Statement Certification

Leo Aerospace, Inc.

Certification of Principal Executive Officer Pursuant to Rule 202(a) of Regulation Crowdfunding

I, Dane Rudy, certify that the financial statements of Leo Aerospace, Inc. included in this Form are true and complete in all material respects.

/s/ Dane Rudy

_____

Name: Dane Rudy

 Title: Chief Executive Officer

Date: April 24, 2019

Financial Statements

Leo Aerospace LLC
Balance Sheet
(Unaudited)

	December 31, 2018	December 31, 2017
ASSETS		
Cash	$ 29,794	$ 9,798
Prepaid expenses		
Total current assets	29,794	9,798
Furniture	416	-
Vehicles	6,000	-
Other assets	-	60
Total assets	$ 36,210	$ 9,858
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable	$ 123	$ 1,556
Total current liabilities	123	1,556
Commitments and contingencies	-	-
Members' contributions	273,338	9,858
Accumulated deficit	(237,251)	(1,556)
Total members' equity	36,087	8,302
Total liabilities and members' equity	$ 36,210	$ 9,858

Leo Aerospace LLC
Statement of Cash Flows
(Unaudited)

	Year Ended December 31, 2018		For the Period October 16, 2017 (Inception) to December 31, 2017	
Cash flows from operating activities:				
Net income	$	(235,695)	$	(1,556)
Changes in operating assets and liabilities:				
Other assets		60		(60)
Accounts payable		(1,433)		1,556
Net cash used in operating activities		(237,068)		(60)
Cash flows from investing activities				
Purchase of furniture		(416)		
Purchase of vehicle		(6,000)		
Net cash used in investing activities		(6,416)		
Cash flows from financing activities:				
Proceeds from members' contributions		263,480		9,858
Net cash provided by financing activities		263,480		9,858
Net cash increase for period		19,996		9,798
Cash at beginning of period		9,798		-
Cash at end of period	$	29,794	$	9,798
Supplemental disclosure of cash flow information:				
Cash paid during the period for:				
Income taxes	$	-	$	-
Interest	$	-	$	-

Leo Aerospace LLC
Statement of Changes in Members' Equity
From October 16, 2017 (Inception) to December 31, 2018
(Unaudited)

	Amount	Accumulated Deficit	Total Members' Equity
Balance, October 16, 2017 (Inception)	$ -	$ -	$ -
Members' contributions	9,858		9,858
Net loss		(1,556)	(1,556)
Balance, December 31, 2017	9,858	(1,556)	8,302
Members' contributions	263,480		263,480
Net loss		(235,69	(235,69
Balance, December 31, 2018	$ 273,33	$ (237,2	$ 36,087

Leo Aerospace LLC
Statement of Comprehensive Loss
(Unaudited)

	Year Ended December 31, 2018	For the Period October 16, 2017 (Inception) to December 31, 2017
Revenue	$ -	$ -
Expenses:		
Payroll expense	72,659	
Rent	12,398	
Research & development	88,272	
Business licenses	7,781	
Travel	20,658	
Office supplies & software	13,441	
Advertising and marketing	5,339	
General & administrative	18,226	
Legal and professional	16,821	1,556
Total expenses	255,595	1,556
Other income / (expense)		
Grant income	19,900	
Net loss	$ (235,695)	$ (1,556)